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                                                               EXHIBIT 99.(a)(3)

                                                      [BERG LOGO]


                               September 2, 1998

To Our Stockholders:

     On behalf of the Board of Directors of Berg Electronics Corp. (the "Company"), I am pleased to inform you that on August 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Framatome Connectors International S.A. ("FCI") and Berg Acquisition Co., its indirect wholly-owned subsidiary ("Purchaser"), pursuant to which Purchaser today has commenced a cash tender offer (the "Offer") to purchase all issued and outstanding shares of Common Stock of the Company ("Common Shares") at $35.00 per share, net to the seller in cash, and all issued and outstanding shares of Class A Common Stock of the Company ("Class A Shares" and, together with the Common Shares, the "Shares") at $32.965 per share, net to the seller in cash, including in each case the associated rights to purchase Series A Junior Preferred Stock of the Company. Pursuant to the Merger Agreement, upon satisfaction of certain conditions, the Offer will be followed by a merger (the "Merger") in which any Common Shares not tendered pursuant to the Offer will be converted into the right to receive $35.00 per Share in cash, and any Class A Shares not tendered pursuant to the Offer will be converted into the right to receive $32.965 per Share in cash, in each case without interest (except any Shares owned by FCI or any subsidiary of FCI and Shares as to which the holder has properly exercised dissenter's rights of appraisal).

     THE COMPANY'S BOARD OF DIRECTORS HAS (A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF THE SHARES, (B) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (C) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES THEREUNDER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, Morgan Stanley & Co. Incorporated, that the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement is fair from a financial point of view, as of the date of such opinion and subject to the assumptions made, matters considered and limitations on the review undertaken, to such holders.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated September 2, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                            On behalf of the Board of Directors,

                                            /s/ JAMES N. MILLS

                                            James N. Mills
                                            Chairman of the Board and Chief
                                            Executive Officer